EXHIBIT 12.1

NEIMAN MARCUS GROUP LTD LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Fiscal year ended	Thirty-nine weeks ended		Thirteen weeks ended		Fiscal year ended	Fiscal year ended	Fiscal year ended
(in thousands, except ratios)	August 1, 2015	August 2, 2014		November 2, 2013		August 3, 2013	July 28, 2012	July 30, 2011
	(Successor)	(Successor)		(Predecessor)		(Predecessor)	(Predecessor)	(Predecessor)
Fixed charges:
Interest on debt	$267,752	$216,281		$34,998		$160,839	$167,916	$266,816
Amortization of debt discount and expense	24,560	17,117		2,466		8,404	8,457	14,661
Interest element of rentals	33,462	23,232		7,293		29,139	27,687	26,301
Total fixed charges	$325,774	$256,630		$44,757		$198,382	$204,060	$307,778
Earnings (loss):
Earnings (loss) from continuing operations before income taxes	$28,076	$(223,908)		$(5,179)		$277,432	$228,337	$49,264
Add back:
Fixed charges	325,774	256,630		44,757		198,382	204,060	307,778
Amortization of capitalized interest	1,208	886		295		1,181	1,142	1,115
Less:
Capitalized interest	(2,361)	(630)		(140)		(237)	(1,080)	(535)
Total earnings	$352,697	$32,978		$39,733		$476,758	$432,459	$357,622
Ratio of earnings to fixed charges (a)	1.1		(b)		(c)	2.4	2.1	1.2

(a)	Interest associated with income tax liabilities is excluded from our calculation.

(b)
For the thirty-nine weeks ended August 2, 2014, the aggregate amount of fixed charges exceeded our earnings by approximately $223.7 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.

(c)
For the thirteen weeks ended November 2, 2013, the aggregate amount of fixed charges exceeded our earnings by approximately $5.0 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.